                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                   OrNda Healthcorp
                                   ----------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                        --------------------------------------
                            (Title of Class of Securities)

                                     686857 10 3
                        -------------------------------------
                        (CUSIP Number of Class of Securities)

                                 Scott M. Brown, Esq.
                             Tenet Healthcare Corporation
                                  3820 State Street
                           Santa Barbara, California  93105
                                    (805) 563-7000
                -----------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                       Copy to:

                                  Brian J. McCarthy
                         Skadden, Arps, Slate, Meagher & Flom
                          300 South Grand Avenue, Suite 3400
                         Los Angeles, California  90071-3144
                                    (213) 687-5000

                                   October 17, 1996
                   -----------------------------------------------
                            (Date of Event which Requires
                              Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                       / /
Check the following box if a fee is being paid with this Statement:

                                       / /

CUSIP No.             13D                     Page 2 of 13 Pages
686857 10 3
--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    TENET HEALTHCARE CORPORATION
    95-2557091

--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                (a)   / /
                                                                (b)   / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS*

    WC/00

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       /X/

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
    NEVADA

--------------------------------------------------------------------------------
                                            :    (7)  SOLE VOTING POWER
                                            :
                                            :              11,608,358(1)
                                            :
                                              ----------------------------------
NUMBER OF SHARES                            :    (8)  SHARED VOTING
BENEFICIALLY OWNED BY                       :
EACH REPORTING PERSON WITH                  :                   -0-(2)
                                            :
                                              ----------------------------------
                                            :    (9)  SOLE DISPOSITIVE

                                            :              11,608,358(1)
                                            :
                                              ----------------------------------
                                            :    (10) SHARED DISPOSITIVE

                                            :                   -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,608,358(1)

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES*                                         / /
    N/A
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    APPROXIMATELY 16.6%(3)

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
    CO

-------------------------------------------------------------------

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of October 17, 1996, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. In addition, for a period of 18 months from the date of exercise of the option, so long as the Reporting Person owns any shares acquired by exercise of the option, the Reporting Person has agreed to vote or cause to be voted all such shares beneficially owned by it, with respect to all matters submitted to stockholders for a vote, in the same proportion as shares of common stock of the Issuer are voted by stockholders unaffiliated with the Reporting Person. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of October 17, 1996, excluding shares issuable upon exercise of the option.

(2) See footnote (1) above.

(3) After giving effect to the exercise of the option as described herein.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares" or the "Issuer Common Stock"), of OrNda Healthcorp, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 3401 West End Avenue, Suite 700, Nashville, Tennessee 37203-1042.

         The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is filed by Tenet Healthcare Corporation, a Nevada corporation (the "Reporting Person").

         The business address of the Reporting Person is 3820 State Street, Santa Barbara, California 93105. The principal business of the Reporting Person is the operation of domestic general hospitals.

         To the best of the Reporting Person's knowledge as of the date hereof, the name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, the Reporting Person or, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items except as described below.

          Various government agencies have conducted investigations concerning whether the Reporting Person and certain of its subsidiaries engaged in improper practices. As a result of negotiations between the Reporting Person and the Civil and Criminal Divisions of the Department of Justice, and the Department of Health and Human Services, subsidiaries of the Reporting Person entered into various agreements on June 29, 1994, which brought to a close all open investigations of the Reporting Person, its subsidiaries and its facilities by the federal government and its agencies. As a result of those agreements, on July 12, 1994, the United States District Court for the District of Columbia accepted a plea by a subsidiary operating the Reporting Person's psychiatric hospitals, to an information charging a six-count violation of 42 U.S.C. Section 1320-7(b)(2)(A)(paying remuneration to induce referrals) and a one-count violation of 18 U.S.C. Section 371 (conspiracy to make such payments). In addition, the Reporting Person agreed to pay $362,700,000 to the federal government. The court also accepted a plea agreement pursuant to which another subsidiary pled guilty to an information charging a one-count violation of 18 U.S.C. Section 666 (making illegal payments concerning programs receiving federal funds), which related to a single general hospital. The count relates to activities that occurred while an individual convicted of defrauding the hospital was its chief executive. On July 12, 1994, the Reporting Person, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that the Reporting Person failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which the Reporting Person recorded the revenues from the activities that were the subject of the federal government settlement relating to the psychiatric operations referred to above. In the order, the Reporting Person is directed to comply with such requirements of the federal securities laws. On October 17, 1994, the Reporting Person also signed final agreements with 26 states and the District of Columbia, representing all of the jurisdictions from which the Reporting Person's psychiatric subsidiaries received Medicaid payments during the time frame at issue in the federal investigations. These agreements settle all potential state claims arising from the activities that were the subject of the federal investigations.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         The Option (defined in Item 4 below) to acquire Shares was granted to the Reporting Person as an inducement to the Reporting Person's entering into an Agreement and Plan of Merger, dated as of October 16, 1996, by and among the Reporting Person, OHC Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer (the "Merger Agreement"), providing for the merger (the "Merger") of the Merger Sub with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive shares of common stock, par value $0.075 per share, of the Reporting Person (the "Reporting Person Common Stock") and one associated preferred stock purchase right (a "Right") issued in accordance with the Rights Agreement (the "Rights Agreement"), dated as of December 7, 1988, as amended from time to time, between the Reporting Person and Bank of America NTS as successor to Bankers Trust Company (references to shares of the Reporting Person Common Stock issuable in the Merger are deemed to include the associated Rights). The Merger is subject to the approval of the Issuer's and the Reporting Person's stockholders, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Merger Agreement. None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the Shares subject thereto, the Reporting Person anticipates that it would fund the exercise price with working capital or through other financing sources available to the Reporting Person at the time of exercise. A copy of the Merger Agreement is attached hereto as Exhibit 1. See also Item 4 below.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The information set forth in Item 3 is hereby incorporated herein by reference.

         In connection with the Merger Agreement and in consideration thereof, Issuer and the Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated October 17, 1996, whereby Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 11,608,358 Shares at a purchase price per Share equal to $29.869, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on October 17, 1996, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares that would be outstanding after giving effect to the exercise of the Option.

         The Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each, a "Triggering Event"), provided that the Reporting Person provide notice of such exercise in accordance with the Option Agreement. A Triggering Event includes:

         (i) any event that would entitle either party to terminate the Merger Agreement (whether or not it is so terminated) and would permit the Reporting Person to receive the Company Termination Fee, as defined in the Merger Agreement, pursuant to Section 9.3 thereof; or

         (ii) any person (such person, a "Bidder") other than the Reporting Person or any of its subsidiaries or affiliates shall make an offer or proposal for, or an announcement of any intention with respect to (including, without limitation, the filing of a statement of beneficial ownership on Schedule 13D discussing the possibility of, or reserving the right to engage in), an Alternative Transaction (as defined in the Merger Agreement);

PROVIDED, that the Option will terminate either (i)immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger; or (ii) upon termi-nation of the Merger Agreement (A) by either party pursuant to Section 9.1(c) thereof, whether or not such termination occurs prior to the occurrence of a Triggering Event, PROVIDED that the matter giving rise to the order, decree, ruling or other action providing the basis for termination under Section 9.1(c) thereof shall not have been initiated by Issuer or any Bidder; (B) by the Reporting Person pursuant to Section 9.1(d)(i) of the Merger Agreement because of a material adverse change in the business, financial condition, results of operations, properties, assets or liabilities of Issuer and its subsidiaries taken as a whole, with certain exceptions, that is caused by certain proceedings involving the Issuer if such termination occurs prior to the occurrence of certain Triggering Events; or (C) by either party pursuant to any other provision of the Merger Agreement if such termination occurs prior to the occurrence of a Triggering Event.

         Upon the occurrence of certain events set forth in the Option Agreement, the Option must be repurchased by Issuer (the "Repurchase") or converted into, or exchanged for, an option of another corporation (the "Substitute Option"). In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to the Reporting Person with respect to the Shares represented by the Option. Also, under certain circumstances, the Issuer is entitled to a right of first refusal (the "Right of First Refusal") if the Reporting Person desires to sell all or any part of the Option or Shares acquired by it pursuant thereto. Notwithstanding any other provisions of the Option Agreement, the Total Profit (as defined therein) which the Reporting Person may realize from the Option may not exceed $55,000,000.
The Reporting Person has also agreed that, for a period of 18 months from the date of exercise of the Option, so long as the Reporting Person owns any Option Shares (as defined in the Option Agreement), the Reporting Person will vote or cause to be voted all Option Shares beneficially owned by it, with respect to all matters submitted to stockholders for a vote, in the same proportion as Shares are voted by stockholders unaffiliated with the Reporting Person. The terms of such Repurchase, Substitute Option, Registration Rights, Right of First Refusal and limitations on Total Profit and voting are set forth in the Option Agreement.

    A copy of the Option Agreement is attached hereto as Exhibit 5.

         The purpose of the Option Agreement is to facilitate consummation of the Merger.

         (a)-(j) Upon consummation of the Merger as contemplated by the Merger Agreement, (a) the Reporting Person will acquire additional securities of the Issuer, (b) a new subsidiary of the Reporting Person will be merged into the Issuer, (c) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (d) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of the Merger Sub, (e) the Shares will cease to be authorized to be listed on the New York Stock Exchange and (f) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The number of Shares covered by the Option is equal to 11,608,358, which constitutes (i) 19.9% of Issuer Common Stock based on the Shares issued and outstanding on October 17, 1996, or (ii) 16.6% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

         Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.

         (c) Other than as set forth in this Item 5, to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Merger Agreement, the Reporting Person entered into a Stock Option Agreement, dated October 17,
1996 (the "Stock Option Agreement"), pursuant to which the Reporting Person granted to the Issuer an option (the "OrNda Option") to purchase, under certain circumstances described therein, up to 10.46% (on a fully diluted basis after giving effect to the exercise of the OrNda Option) of the outstanding shares of Reporting Person Common Stock, together with any associated Rights under the Rights Agreement, as of October 17, 1996 at a purchase price of $22.125 per share, as adjusted as provided therein. The Stock Option Agreement contains substantially identical reciprocal terms as the Option Agreement.

         Also in connection with the execution of the Merger Agreement, the Reporting Person entered into Stockholder Voting Agreements (the "Stockholder Voting Agreements"), dated as of October 17, 1996, with Charles N. Martin and Joseph Littlejohn & Levy Fund, L.P., stockholders of the Issuer (the "Stockholders") whereby the Stockholders agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Merger Agreement, and against, among other things, any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger.

    Copies of the Stock Option Agreement and the Stockholder Voting Agreements are attached as Exhibits hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT  DESCRIPTION
-------  ----------------------------------------------------------------------

   1 Agreement and Plan of Merger, dated as of October 16, 1996 by and among Tenant Healthcare Corporation, OHC Acquisition Co. and OrNda Healthcorp.

   2 Stockholder Voting Agreement, dated as of October 17, 1996, by and between Tenet Healthcare Corporation and Charles N. Martin.

   3 Stockholder Voting Agreement, dated as of October 17, 1996, by and between Tenet Healthcare Corporation and Joseph Littlejohn & Levy Fund, L.P.

   4 Stock Option Agreement, dated October 17, 1996 by and between Tenet Healthcare Corporation as "Issuer" and OrNda Heathcorp as "Grantee."

   5 Stock Option Agreement, dated October 17, 1996 by and between Tenet Healthcare Corporation as "Grantee" and OrNda Healthcorp as "Issuer."

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                             NATIONAL MEDICAL ENTERPRISES, INC.


                             By:  /s/ Scott M. Brown
                                  --------------------------------
                             Name:  Scott M. Brown
                             Title: Senior Vice President
                                     and Secretary


Dated:  October 28, 1996

                                                                      SCHEDULE I

                           DIRECTORS AND EXECUTIVE OFFICERS
                        OF NATIONAL MEDICAL ENTERPRISES, INC.


         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Unless otherwise indicated, each such person is a U.S. citizen, and the business address of each such person is 3820 State Street, Santa Barbara, California 93105.


  Name and Business                               Present Principal
       Address                                       Occupation
  -----------------                               -----------------

* Jeffrey C. Barbakow                       Chairman and Chief Executive
                                            Officer of the Reporting Person

* Bernice B. Bratter                        Lecturer and Consultant in the
                                            fields of Not-for-Profit
                                            Corporations and Healthcare

* Maurice J. DeWald                         Chairman and Chief Executive
  Verity Financial Group,                   Officer, Verity Financial
    Inc.                                    Group, Inc.; President, Dewald
  19100 Von Karman Ave.                     Enterprises
  Suite 350
  Irvine, CA  92715

* Peter de Wetter                           Executive Vice President of the
                                            Reporting Person until his
                                            retirement in May, 1989

* Edward Egbert, M.D.                       Physician in Private Practice until
                                            his retirement in 1994

* Michael H. Focht, Sr.                     President and Chief Operating
                                            Officer of the Reporting Person

* Raymond A. Hay                            Chairman and Chief Executive
  Aberdeen Associates                       Officer, Aberdeen Associates
  5956 Sherry Lane
  Suite 902
  Dallas, TX  75225

* Lester B. Korn                            Chairman and Chief Executive
  Korn Tuttle Capital Group                 Officer, Korn Tuttle Capital
  1800 Century Park East,                   Group
  Suite 1100
  Los Angeles, CA  90067

* James P. Livingston                       Executive Vice President of the
                                            Reporting Person until his
                                            retirement in June, 1996

* Richard S. Schweiker                      President of the American Council
                                            of Life Insurance until his
                                            retirement in December, 1994

* Thomas J. Pritzker                        President, Hyatt Corporation
  The Hyatt Corporation
  200 West Madison
  Chicago, Illinois  60606

  Trevor Fetter                             Executive Vice President and Chief
                                            Financial Officer of the Reporting
                                            Person

  Raymond L. Mathiasen                      Senior Vice President and Chief
                                            Financial Officer of the Reporting
                                            Person

  Scott M. Brown                            Senior Vice President, General
                                            Counsel and Secretary of the
                                            Reporting Person


------------------
*    Director, Tenet
     Healthcare Corporation

                                    EXHIBIT INDEX

EXHIBIT     DESCRIPTION                                                    PAGE
-------     -----------                                                    ----

   1 Agreement and Plan of Merger, dated as of October 16, 1996, by and among Tenant Healthcare Corporation, OHC Acquisition Co. and OrNda Healthcorp.

   2 Stockholder Voting Agreement, dated as of October 17, 1996, by and between Tenet Healthcare Corporation and Charles N. Martin.

   3 Stockholder Voting Agreement, dated as of October 17, 1996, by and between Tenet Healthcare Corporation and Joseph Littlejohn & Levy Fund, L.P.

   4 Stock Option Agreement, dated October 17, 1996, by and between Tenet Healthcare Corporation as "Issuer" and OrNda Healthcorp as "Grantee."

   5 Stock Option Agreement, dated October 17, 1996, by and between Tenet Healthcare Corporation as "Grantee" and OrNda Healthcorp as "Issuer."